Exhibit 2.1

CONFIDENTIAL

AMENDMENT TO MERGER AGREEMENT

This AMENDMENT TO MERGER AGREEMENT, dated as of November 24, 2021 (this “Amendment”), is made and entered into by and among (i) Marijuana Company of America, Inc., a Utah corporation (“Acquiror”) and cDistro, Inc., a Nevada corporation (the “Company”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, on June 29, 2021, Acquiror, cDistro Merger Sub, Inc. and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which cDistro Merger Sub, Inc. did merge with and into the Company (with the Company surviving such merger as a wholly-owned subsidiary of Acquiror) upon the terms and subject to the conditions set forth therein;

WHEREAS, in accordance with Section 7.3 of the Merger Agreement, Acquiror and the Company desire to amend the Merger Agreement as provided in this Amendment; and

WHEREAS, the respective boards of directors of each of Acquiror and the Company have approved this Amendment and determined that it is fair to, advisable for and in the best interests of such parties, respectively, to enter into this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1.  True-up. A new paragraph 2.1(c) is hereby added to Section 2.1 of the Merger Agreement to read in its entirety as follows:

“(c) True-up of Company Common Stock. On the date that is the earlier of (A) the initial date of the “effectiveness” of an effective registration statement on Form S-1 covering the resale of the Company Common Stock, or (B) the date as of which Beach Labs, Inc. or its assigns (“Beach”) may sell all of the Company Common Stock without restriction pursuant to Rule 144 promulgated under the Securities Act without any restrictions (including any restrictions under Rule 144(c) or Rule 144(i)) (such earlier date, the “True-up Date”), in the event that the aggregate market value of the Company Common Stock (or such shares of Company Common Stock then held by Beach or its assigns, if less) is less than the total Exchange Ratio value at which the Company Common Stock was originally issued under Section 2(b) above (“Initial Company Common Stock Value”), with such calculation based on the Exchange Ratio as of the True-up Date, the Company must deliver to Beach, and Beach shall be entitled to receive, a balance amount of Common Stock equal to the difference of the value of the Initial Company Common Stock Value (the “True-up Shares”). The price per share of the True-up Shares for purposes of determining the amount of shares to be issued shall be equal to the Exchange Ratio as of the True-up Date. The Company shall immediately deliver within 24 hours after the True-up Date written notice to Beach regarding its calculation of True-up Shares and an acknowledgement that the Company will comply with the terms of this Section 2(c). The Company shall deliver the True-up Shares to Beach within 48 hours after the True-up Date. Beach shall have the right to have the True-Up Shares, if required to be issued pursuant to this Agreement, be issued in accordance with any applicable beneficial ownership limitations, and in successive tranches if required to comply with such beneficial ownership limitations (each an “Additional Tranche”). The Company shall issue each Additional Tranche within two (2) business days of the request by Beach. Additionally, in the event of a reverse stock split by the Company any fractional shares held by Beach shall be rounded up to the nearest whole share.”

SECTION 2. Agreements Still Binding.

(a)                 Lock-Up Agreement Remains Binding. The Company represents, warrants, agrees and acknowledges that the Lock-Up Agreement delivered to the Acquiror in connection with the Merger Agreement prior to the date of this Amendment shall, upon execution of this Amendment, remains binding upon the holder of shares of Company Capital Stock signatory thereto in accordance with its terms and, upon the effectiveness of this Amendment, shall be effective in accordance with its terms.

(b)                Earnout Agreement Remains Binding. The Company represents, warrants, agrees and acknowledges that the Earnout Agreement delivered to the Acquiror in connection with the Merger Agreement prior to the date of this Amendment shall, upon execution of this Amendment, remain binding and, upon the effectiveness of this Amendment, shall be effective in accordance with its terms.

SECTION 3. Miscellaneous.

(a)               Modification; Full Force and Effect. Except as expressly modified and superseded by this Amendment, the terms, representations, warranties, covenants and other provisions of the Merger Agreement are and shall continue to be in full force and effect in accordance with their respective terms.

(b)               References to the Merger Agreement. After the date of this Amendment, all references to “this Agreement,” “the transactions contemplated by this Agreement,” “the Merger Agreement” and phrases of similar import, shall refer to the Merger Agreement as amended by this Amendment (it being understood that all references to “the date hereof” or “the date of this Agreement” shall continue to refer to June 29, 2021).

(c)               Other General Provisions. The provisions of Article VIII (General Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Amendment to Merger Agreement to be executed as of the first date above written.

ACQUIROR:

Marijuana Company of America, Inc.
a Utah corporation

By:	/s/ Jesus M. Quintero
	Name:	Jesus M. Quintero
	Title:	Chief Executive Officer

COMPANY:

cDistro, Inc.,
a Nevada corporation

By:	/s/ Ronald P. Russo, Jr.
	Name:	Ronald P. Russo, Jr.
	Title:	Chief Executive Officer

[Signature Page to Amendment to Merger Agreement by and among

Marijuana Company of America, Inc. and cDistro, Inc.]